                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                     _____

                                 SCHEDULE 13D
                                (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENT
                FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

                    THERETO FILED PURSUANT TO RULE 13d-2(a)

                         Churchill Downs Incorporated
                               (Name of Issuer)

                          Common Stock, no par value
                        (Title of Class of Securities)

                                  171484-10-8
                                (CUSIP Number)

                              Craig J. Duchossois
                          Duchossois Industries, Inc.
                               845 Larch Avenue
                           Elmhurst, Illinois 60126
                                (603) 279-3600
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 23, 2000
                     (Date of Event Which Requires Filing
                              of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                         (Continued on following pages)
                              (Page 1 of 32 Pages)

CUSIP NO. 171484-10-8                13D                   Page 2 of 32 Pages

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Duchossois Industries, Inc.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      00
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          3,150,000 (See Item 5)
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             2,112,333 (See Item 5)
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                           3,150,000 (See Item 5)
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH

                          0 (See Item 5)
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,262,333 (See Item 5)
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      40.5% (See Item 5)
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
------------------------------------------------------------------------------

CUSIP NO. 171484-10-8                 13D                  Page 3 of 32 Pages

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Richard L. Duchossois
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      00
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S. Citizen
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          15,000
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             5,262,333 (See Item 5)
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                           15,000
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH

                          3,150,000 (See Item 5)
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,277,333 (See Item 5)
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      40.6% (See Item 5)
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
------------------------------------------------------------------------------

Item 1.  Security and Issuer.
         -------------------

     This Schedule 13D relates to the common stock, no par value per share (the "Common Stock"), of Churchill Downs Incorporated, a Kentucky corporation (the "Issuer"). The principal executive offices of the Issuer are located at 700 Central Avenue, Louisville, Kentucky 40208.

Item 2.  Identity and Background.
         -----------------------

     This statement is being filed by (i) Duchossois Industries, Inc., an Illinois corporation ("DII"), and (ii) Richard L. Duchossois.

     DII, through its subsidiaries, engages in the manufacture of commercial and consumer access control devices and precision-machined metal products, and operates entertainment venues. DII's entertainment operations include Arlington International Racecourse, which, as described more fully in Item 6, is being acquired by the Issuer in connection with the transactions reported in this
Schedule 13D. The address of DII's principal business and principal office is 845 Larch Avenue, Elmhurst, Illinois 60126. Appendix A hereto, which is incorporated herein by this reference, sets forth the name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of the directors, executive officers and control persons of DII.

     Richard L. Duchossois is principally employed as the Chairman of DII. His business address is 845 Larch Avenue, Elmhurst, Illinois 60126. He is a citizen of the United States.

     During the last five years, neither DII nor Richard L. Duchossois, and, to the best knowledge of either of them, none of the persons listed on Appendix A attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     The response to Item 6 is incorporated herein by this reference.

     Pursuant to the Agreement and Plan of Merger, dated as of June 23, 2000 (the "Merger Agreement"), among the Issuer, DII, A. Acquisition Corp., an Illinois corporation, A. Management Acquisition Corp., an Illinois corporation,
T. Club Acquisition Corp., an Illinois corporation (A. Acquisition Corp., A. Management Acquisition Corp., and T. Club Acquisition Corp. being collectively referred to as the "Merger Companies"), Arlington International Racecourse, Inc., an Illinois corporation, Arlington Management Services, Inc., an Illinois corporation, and Turf Club of Illinois, Inc., an Illinois corporation (Arlington International Racecourse, Inc., Arlington Management Services, Inc. and Turf Club of Illinois, Inc. each being a wholly-owned subsidiary of DII and being collectively referred to as the "Acquired Companies"), the Issuer will acquire certain subsidiaries of DII, and DII will acquire shares of the Issuer, all as more fully described in Item 6.

Item 4.  Purpose of Transaction.
         ----------------------

     The response to Item 6 is incorporated herein by this reference.

     The purpose of the transaction is for DII's subsidiaries relating to Arlington International Racecourse to become part of the Issuer's horse racing operations, while allowing DII and Mr. Duchossois, through his ownership of DII, to maintain an investment in the horse racing industry through the ownership of Common Stock. Although DII may designate nominees to the Issuer's board of directors, neither DII nor Mr. Duchossois has acquired Common Stock with the intention of acquiring control of the Issuer. The Stockholder's Agreement (as defined below) will place certain restrictions on the ability of DII and its Affiliates, including Mr. Duchossois, to acquire or dispose of securities of the Issuer.

     The foregoing response to this Item 4 is qualified in its entirety by reference to the Merger Agreement, the Voting Agreement, dated as of June 23, 2000 (the "Voting Agreement"), among DII, Richard L. Duchossois and certain directors of the Issuer who are also shareholders of the Issuer, the limited irrevocable proxies granted to Richard L. Duchossois by those directors (the "Proxies") and the form of Stockholder's Agreement to be entered into by the Issuer and DII (the "Stockholder's Agreement"), which are incorporated herein by this reference. The Merger Agreement, the Voting Agreement, a form of Proxy and the form of Stockholder's Agreement are filed as Exhibits 2, 3, 4 and 5 hereto, respectively.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     The response to Item 6 is incorporated herein by this reference.

     Pursuant to the Merger Agreement, DII, for the purposes of Rule 13d-3 as promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), may be deemed to beneficially own, and have sole voting and disposition power of, 3,150,000 shares of Common Stock. Based on a total of 13,003,627 shares of Common Stock outstanding (9,853,627 shares of Common Stock reported outstanding as of May 15, 2000, pursuant to the Issuer's Form 10-Q for the quarterly period ended May 15, 2000 (the "Pre-Merger Outstanding Shares") plus the 3,150,000 shares of Common Stock to be issued to DII in accordance with the Merger Agreement (the "Merger Shares" and, collectively with the Pre-Merger Outstanding Shares, the "Post-Merger Outstanding Shares")), for purposes of Rule 13d-3, DII may be deemed to beneficially own 24.2% of the Post-Merger Outstanding Shares. Pursuant to the Voting Agreement, DII, for purposes of Rule 13d-3, may be deemed to beneficially own and have shared voting power with Richard L. Duchossois, who holds the Proxies allowing him to vote, in connection with the transactions contemplated by the Merger Agreement, the shares of Common Stock of which each of the directors who are parties to the Voting Agreement had sole voting power prior to entering into the Voting Agreement, and each of the directors with respect to the number of shares of Common Stock over which such director had sole voting power prior to entering into the Voting Agreement, of 2,112,333 shares of Common Stock, in the aggregate, or 21.4% of the Pre-Merger Outstanding Shares. Pursuant to the Voting Agreement, each director retains disposition power over his shares. DII disclaims beneficial ownership of the shares of Common Stock that are subject to the Voting Agreement. Further information regarding these directors may be obtained from the Issuer's filings with the Securities and Exchange Commission under the Exchange Act. Because the Voting Agreement does not remain in effect after the transactions contemplated by the Merger Agreement are approved and completed, DII will not have beneficial ownership of these shares after the Mergers. However, as of the date of this Schedule 13D, DII may be deemed to beneficially own 5,262,333 shares of Common Stock, in the aggregate, or 40.5% of the Post-Merger Outstanding Shares.

     Prior to DII entering into the Merger Agreement, for purposes of Rule 13d-3, Richard L. Duchossois beneficially owned, and had sole voting and disposition power of, 15,000 shares of Common Stock. Pursuant to the Voting Agreement and the Proxies, for purposes of Rule 13d-3, Mr. Duchossois may be deemed to beneficially own an additional 2,112,333 shares of Common Stock, over which Mr. Duchossois shares voting power with (i) DII, pursuant to the Voting Agreement, and (ii) each of the directors, pursuant to the Voting Agreement and the Proxies, with respect to the number of shares of Common Stock over which that director had sole voting power prior to entering into the Voting Agreement. Pursuant to the Voting Agreement, each director retains disposition power over his shares. Further information regarding these directors may be obtained from the Issuer's filings with the Securities and Exchange Commission under the Exchange Act. Therefore, for purposes of Rule 13d-3, Mr. Duchossois may be deemed to beneficially own 2,127,333 shares of Common Stock, in the aggregate, or 21.6% of the Pre-Merger Outstanding Shares. Additionally, by virtue of his position as a director and executive officer, and his ability to direct the voting and investment decisions, of DII, Mr. Duchossois, for purposes of Rule 13d-3, may be deemed to beneficially own the Merger Shares. Mr. Duchossois shares voting and disposition power with respect to these shares of Common Stock with the persons set forth on Appendix A to this Schedule 13D, which is incorporated herein by this reference. The Merger Shares, when aggregated with the 15,000 shares of Common Stock owned by Mr. Duchossois prior to DII entering into the Merger Agreement, would result in Mr. Duchossois being deemed to beneficially own 3,165,000 shares of Common Stock, or 24.3% of the Post-Merger Outstanding Shares. As described with respect to DII above, because the Voting Agreement and related Proxies will not remain in effect after the transactions contemplated by the Merger Agreement are completed, after the Merger Mr. Duchossois will not be deemed to have beneficial ownership of the shares of Common Stock for which he holds the Proxies. However, as of the date of this
Schedule 13D, Mr. Duchossois may be deemed to beneficially own 5,277,333 shares of Common Stock, or 40.6% of the Post-Merger Outstanding Shares. Mr. Duchossois disclaims beneficial ownership of the shares of Common Stock that are subject to the Voting Agreement and the Merger Shares.

     Although DII has the right to acquire an additional 1,250,000 shares of Common Stock pursuant to the earn-out provisions contained in the Merger Agreement, this right is subject to numerous contingencies and is not expected to materialize within the next 60 days. Therefore, neither DII nor Richard L. Duchossois has included these shares in the number and percentage of shares of Common Stock that DII is deemed to beneficially own pursuant to Rule 13d-3.

     Except as disclosed herein, neither DII nor Richard L. Duchossois has effected any transactions in shares of Common Stock during the preceding 60 days.

     With respect to the shares of Common Stock subject to the Voting Agreement, to the best knowledge of each of DII and Richard L. Duchossois, each person listed on Appendix A to the Voting Agreement has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the number of such shares of Common Stock set forth opposite his respective name. Other than as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.
         ----------------------------------------

     The following response to this Item 6 is qualified in its entirety by reference to the Merger Agreement, the Voting Agreement, the form of Proxy and the form of Stockholder's Agreement, which are filed as Exhibits 2, 3, 4 and 5 hereto, respectively, and incorporated herein by this reference.

Merger Agreement
----------------

     Subject to the terms and conditions of the Merger Agreement, the Merger Companies will be merged with and into the Acquired Companies (the operations of which include Arlington International Racecourse), with the Acquired Companies being the surviving corporations of such mergers (the "Mergers"). At the Effective Time (as defined in the Merger Agreement) of the Mergers, the issued and outstanding shares of common stock of the Acquired Companies will be converted into the right to receive an aggregate of 3,150,000 shares of Common Stock, subject to an additional earn-out payment of up to 1,250,000 shares of Common Stock, if certain conditions are met, as provided in the Merger Agreement. Pursuant to the Merger Agreement, DII has agreed to consider providing, but has no obligation to provide, funding of up to $15 million to the Issuer and its affiliates.

Voting Agreement
----------------

     In connection with entering into the Merger Agreement, DII, Richard L. Duchossois and certain directors who are also holders of 2,112,333 shares of Common Stock, in the aggregate, entered into a Voting Agreement. Pursuant to the Voting Agreement, each of these shareholders (i) agreed that his shares would be voted in favor of the transactions contemplated by the Merger Agreement and (ii) granted a limited irrevocable proxy to Richard L. Duchossois to vote such shares in favor of the transactions contemplated by the Merger Agreement.

Proxies
-------

     Each of the directors listed on Appendix A to the Voting Agreement has granted to Richard L. Duchossois, with respect to the number of shares of Common Stock held by such director as listed on such Appendix A, a limited irrevocable proxy to vote such shares in favor of the transactions contemplated by the Merger Agreement.

Stockholder's Agreement
-----------------------

     The Merger Agreement provides that the Issuer and DII will enter into the Stockholder's Agreement at the Closing (as defined in the Merger Agreement) of the Mergers.

     Purchase of Additional Common Stock and Certain Issuances
     ---------------------------------------------------------

     DII has agreed that, except in connection with the Merger Agreement, pursuant to certain distributions made available to holders of Common Stock generally, pursuant to director stock option and similar plans, or as otherwise specifically permitted by the Stockholder's Agreement, DII will not, and will cause its Affiliates not to, acquire any Voting Securities (as defined in the Stockholder's Agreement) of the Issuer. In addition, DII has agreed not to take certain actions (such as merge with or acquire another entity) if those actions would result in the surviving corporation and its Affiliates (as defined in the Stockholder's Agreement) and controlling persons beneficially owning more equity securities of the Issuer than DII is permitted to own under the Stockholder's Agreement immediately before taking such action.

     The Stockholder's Agreement provides that DII may purchase, in the open market or privately negotiated transactions, up to an aggregate number of shares of Voting Securities which, when added to the shares of Voting Securities owned by DII and its Affiliates, would result in DII and its Affiliates owning no more than 31% of the then outstanding shares of Voting Securities. Furthermore, if the Issuer issues additional Voting Securities (other than pursuant to certain benefit and employee ownership plans, outstanding warrants, options and similar rights to purchase equity securities, stock distributions made to holders of Common Stock generally or a merger or acquisition of substantially all of the assets of an operating business), DII has the right to purchase up to the number of shares of Voting Securities necessary to retain its pre-existing ownership percentage of the Issuer.

     The Issuer has agreed not to issue Voting Securities having voting rights disproportionately greater than the equity investment in the Issuer represented by such Voting Securities.

     Restriction on Transfer and Registration Rights
     -----------------------------------------------

     DII has agreed not to make certain distributions to its shareholders if the distribution would result in a person and such person's Affiliates and controlling persons beneficially owning 5% or more of the total outstanding equity securities of the Issuer unless such persons agree to be bound by the Stockholder's Agreement. DII may make transfers at any time (i) if approved by the Issuer's board of directors, (ii) to certain of its direct or indirect equity owners or Affiliates if such person agrees to be bound by the Stockholder's Agreement, (iii) in connection with certain mergers, consolidations and combinations if the surviving person and its Affiliates and controlling persons would not beneficially own more equity securities of the Issuer than DII would be permitted to own immediately prior to such transaction,
(iv) in connection with certain liquidations, dissolutions or other distributions, subject to each distributee and each of its Affiliates and controlling persons not owning more than 5% of the outstanding equity securities of the Issuer or agreeing to be bound by the Stockholder's Agreement, and (v) pursuant to certain tender or exchange offers with respect to which the Issuer does not recommend rejection. Additionally, DII generally may pledge its securities to a financial institution in connection with a loan so long as the pledgee agrees in writing that upon transfer of the securities to the pledgee upon any foreclosure, the securities will remain, and the pledgee will become, subject to the restrictions contained in the Stockholder's Agreement.

     After the second anniversary and prior to the fifth anniversary of the Stockholder's Agreement, DII has the right to transfer 225,000 shares of Common Stock per year, which right is cumulative.

     After the fifth anniversary of the Stockholder's Agreement, subject to certain limitations, DII may make transfers pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), or private placements.

     After the fifth anniversary and prior to the seventh anniversary of the Stockholder's Agreement, subject to approval of the Issuer's board of directors, DII may transfer its securities in an underwritten public offering under the Securities Act in accordance with the terms for registrations rights contained in the Stockholder's Agreement. After the seventh anniversary of the Stockholder's Agreement, approval of the Issuer's board of directors is not required for DII to make such transfers. DII has, subject to certain conditions, both demand and "piggyback" registration rights.

     In most instances, prior to a sale of securities of the Issuer, DII must offer the securities to the Issuer or the directors of the Issuer for purchase on terms similar to that under which DII would otherwise sell the securities.

     Taking of Certain Actions
     -------------------------

     Except as permitted by the Issuer or as otherwise specifically permitted in the Stockholder's Agreement, DII generally agrees not to act alone or with others to (i) solicit proxies, become a participant in an election contest or influence the voting of others, (ii) initiate or solicit the approval of a shareholder proposal, (iii) act in concert with others with respect to acquiring, disposing of or voting Voting Securities of the Issuer, (iv) participate in or encourage the formation of any group which owns or seeks to acquire ownership of the Issuer's securities or control of the Issuer, (v) solicit or offer to effect certain changes in the structure or business of the Issuer, such as a merger or disposition of material assets of the Issuer, (vi) control or influence the Issuer (although this does not prevent DII's designees on the board of directors from seeking to affect decisions of the board of directors), or (vii) knowingly encourage a third party to take any of the foregoing actions.

     Agreement To Vote
     -----------------

     Unless otherwise specifically permitted by the Stockholder's Agreement, Voting Securities beneficially owned by DII and its Affiliates are to be voted as recommended by the Issuer's board of directors. Specific exceptions to this include certain strategic transactions of the Issuer, such as a merger, sale of assets, a "going private" transaction, an increase in the number of authorized shares of the Issuer or an issuance of Voting Securities that would require approval by the shareholders of the Issuer pursuant to the rules of the exchange on which the Issuer's securities are listed.

      Board of Directors and Board Committees
      ---------------------------------------

     Initially, DII has the right to designate three individuals to be nominated to the Issuer's board of directors, and it is anticipated that the board of directors will be expanded from 12 to 15 members. DII intends to designate Richard L. Duchossois, Craig J. Duchossois and Robert L. Fealy as its initial nominees. The number of DII designees could be increased or decreased if the percentage of Voting Securities owned by DII changes, although if there are no more than 16 directors, the number of DII designees is not to exceed four. Additionally, DII can designate one individual to be appointed to the Executive Committee and the Compensation Committee.

     Term
     ----

     The Stockholder's Agreement will be effective from ten to thirty years, depending upon the percentage of Voting Securities beneficially owned by DII at certain times. Certain provisions of the Stockholder's Agreement could terminate earlier in the event of certain changes of control of the Issuer or of a Sale of the Company (as defined in the Stockholder's Agreement).

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

     The following are filed herewith as Exhibits to this Schedule 13D.


Exhibit
  No.                        Description
-------  -----------------------------------------------
   1        Joint Filing Agreement

   2 Agreement and Plan of Merger (incorporated by reference to Exhibit 2(i) to the Issuer's
            Form 8-K (Commission File No. 0-01469) dated
            June 23, 2000)

   3        Voting Agreement

   4        Form of Proxy

   5        Form of Stockholder's Agreement
            (incorporated by reference to Exhibit 2(i) to the Issuer's Form 8-K (Commission File
            No. 0-01469) dated June 23, 2000)

                                   SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 30, 2000                    DUCHOSSOIS INDUSTRIES, INC.


                                        By:    /s/ Richard L. Duchossois
                                           ----------------------------------
                                           Name:     Richard L. Duchossois
                                           Title:    Chairman

                                   SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 30, 2000                     /s/ Richard L. Duchossois
                                         -------------------------
                                         Richard L. Duchossois

                                   APPENDIX A

             CERTAIN INFORMATION REGARDING DIRECTORS AND EXECUTIVE
                    OFFICERS OF DUCHOSSOIS INDUSTRIES, INC.

     Set forth below are the names, positions with DII, business addresses and principal occupations of the directors and executive officers of DII. Each individual is a United States citizen.

Names, Positions and Business Addresses    Present Principal Occupation
---------------------------------------    ----------------------------
Richard L. Duchossois                      Chairman of DII
Director and Chairman
845 Larch Avenue
Elmhurst, IL  60126

Craig J. Duchossois                        Chief Executive Officer of DII
Director and Chief Executive Officer
845 Larch Avenue
Elmhurst, IL  60126

Michael E. Flannery                        Chief Administrative Officer, General Counsel
Chief Administrative Officer,              and Secretary of DII
  General Counsel and Secretary
845 Larch Avenue
Elmhurst, IL  60126

Robert L. Fealy                            Chief Financial Officer of DII
Chief Financial Officer
845 Larch Avenue
Elmhurst, IL  60126

Ronald W. Fleming                          Vice President - Accounting & Taxes of DII
Vice President - Accounting & Taxes
845 Larch Avenue
Elmhurst, IL  60126

Colleen M. O'Connor                        Vice President and Treasurer of DII
Vice President and Treasurer
845 Larch Avenue
Elmhurst, IL  60126

Names, Positions and Business Addresses    Present Principal Occupation
---------------------------------------    ----------------------------
John F. Riccardi                           Vice President - Investments of DII
Vice President - Investments
845 Larch Avenue
Elmhurst, IL  60126

R. Bruce Duchossois                        President of H 'N D Stables, Inc., a horse
Director                                   breeding operation, the address of which is
494 Powder House Road, S.E.                that listed for R. Bruce Duchossois
Aiken, SC 29801

Dayle P. Duchossois-Fortino                Homemaker
Director
845 Larch Avenue
Elmhurst, IL  60126

Kimberly T. Duchossois                     President of The Duchossois Family
Director                                   Foundation, a charitable organization, the
845 Larch Avenue                           address of which is that listed for Kimberly
Elmhurst, IL  60126                        T. Duchossois

     The shares of DII are owned by various trusts. The voting and disposition decisions of each trust are controlled by either a trustee, a business advisor, an investment advisor or an investment committee. By virtue of his position as sole trustee or sole investment advisor of certain of these trusts, Richard L. Duchossois controls a majority of the outstanding shares of DII. Information with respect to Richard L. Duchossois is set forth above and in the body of the
Schedule 13D.

                                 EXHIBIT INDEX



Exhibit
  No.                               Description
--------         -------------------------------------------
   1             Joint Filing Agreement

   2 Agreement and Plan of Merger (incorporated by reference to Exhibit 2(i) to the Issuer's Form 8-K (Commission File No.
                 0-01469) dated June 23, 2000)

   3             Voting Agreement

   4             Form of Proxy

   5             Form of Stockholder's Agreement (incorporated by reference to
                 Exhibit 2(i) to the Issuer's Form 8-K (Commission File No.
                 0-01469) dated June 23, 2000)

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